Exhibit 99.1
QIAGEN reports preliminary Q1 2026 results: achieves
adjusted EPS outlook with mixed sales trends;
updates full-year 2026 outlook

Sample technologies, QIAcuity and QDI deliver solid growth; QuantiFERON sales affected by significantly lower immigration testing demand

Venlo, the Netherlands, April 27, 2026 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced preliminary results for the first quarter of 2026, continuing to deliver strong profitability as adjusted diluted earnings per share (EPS) achieved the outlook. Sales trends were mixed, as lower QuantiFERON sales and cautious U.S. Life Sciences customer demand offset solid growth in other areas of the portfolio.

For Q1 2026, preliminary net sales were $492 million, up 2% on a reported basis and down 1% at constant exchange rates (CER) compared with the outlook for at least 1% CER growth. Adjusted diluted EPS are expected to be $0.54 on a reported basis and $0.54 CER, in line with the outlook.

QIAGEN’s growth pillars together grew 4% CER compared to Q1 2025. Sample technologies delivered 9% CER growth compared with Q1 2025, and 3% CER growth excluding the Parse acquisition, supported by demand for automated consumables and instrument placements. QIAcuity digital PCR delivered double-digit CER sales growth on higher consumables and instrument sales over the year-ago period. QIAGEN Digital Insights (QDI) posted solid single-digit gains led by clinical bioinformatics. QIAstat-Dx sales declined 1% CER as expected against tough prior-year results. Consumables sales rose despite a weaker respiratory season on double-digit CER growth from recently launched Gastrointestinal and Meningitis panels in the U.S., while instrument placements continued at a good level.

QuantiFERON sales declined 5% CER from Q1 2025, mainly due to a significant decline in immigration testing demand in the United States and the Middle East. Trends remained solid in other patient testing groups. QIAGEN now expects QuantiFERON full-year 2026 sales to be unchanged at CER compared with 2025 sales of $503 million.

QIAGEN has updated its full-year 2026 outlook for net sales growth of about 1-2% CER (previously at least 5% CER growth). Key factors include headwinds from reduced QuantiFERON immigration testing demand, sustained caution among U.S. Life Sciences customers and increased geopolitical uncertainty. Adjusted diluted EPS are now expected to be at least $2.43 CER (previously at least $2.50 CER). QIAGEN expects stronger growth trends in the second half of 2026, supported by the end of headwinds from the discontinuation of NeuMoDx and Dialunox, benefits from recent and planned product launches, sequential improvement in QuantiFERON sales and contributions from the Parse acquisition tracking ahead of the original target for 2026.

For Q2 2026, QIAGEN expects net sales to decline approximately 2% CER from $534 million in Q2 2025. Adjusted diluted EPS are expected to be at least $0.60 CER compared with $0.60 in Q2 2025.

“QIAGEN made important progress across many areas of the portfolio in the first quarter, led by solid sales growth in Sample technologies, QIAcuity and QIAGEN Digital Insights,” said Thierry Bernard, Chief Executive Officer of QIAGEN. “QuantiFERON was affected by the significant decline in immigration testing demand, but we view this as a rebasing of demand within this testing group during 2026 and not a change in the overall long-term opportunity for latent TB testing. We are focused on executing against our updated 2026 targets and positioning QIAGEN for faster growth in the second half of 2026.”

“Our profitability for the first quarter reflected disciplined execution in a challenging environment, as we managed the impact of supporting portfolio investments, as well as headwinds from tariffs, currency movements and measures to ensure reliable product supply,” said Roland Sackers, Chief Financial Officer of QIAGEN. “We are focused on delivering solid profitable growth through efficiency gains combined with disciplined capital allocation and targeted investments that strengthen QIAGEN’s long-term growth potential and create value for shareholders.”

Preliminary sales by product groups

In $ millions	Q1
	2026 sales	2025 sales	Change	CER change

Sample technologies	170	150	+13%	+9%
Diagnostic solutions	185	187	-1%	-4%
Of which QuantiFERON	113	116	-3%	-5%
Of which QIAstat-Dx	36	34	+4%	-1%
Of which NeuMoDx	—	6	-100%	-100%
Of which Other	36	31	+19%	+15%
PCR/Nucleic acid amplification	69	76	-9%	-13%
Genomics/NGS	57	53	+6%	+4%
Other	12	18	-31%	-31%
Total net sales	492	483	+2%	-1%

Tables may have rounding differences. Percentage changes are to prior-year periods.

Preliminary Q1 2026 results conference call on Tuesday, April 28, 2026

A conference call to discuss the preliminary Q1 2026 results and updated full-year 2026 outlook is scheduled for Tuesday, April 28, 2026, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be available in the Investor Relations section of the QIAGEN website (www.qiagen.com), with a recording accessible after the event. The accompanying presentation will be published at the same time as this press release under "Events and Presentations" in the same section.

Full Q1 2026 results publication on May 6, 2026

QIAGEN plans to publish full Q1 2026 results on May 6, 2026, shortly after 22:05 Frankfurt Time / 21:05 London Time / 16:05 New York Time.

QuantiFERON Spotlight Session on May 7, 2026

As previously announced, QIAGEN plans to hold a virtual Spotlight Session to provide insights into our strategic priorities for QuantiFERON and an update on the latest product enhancements. The online event, which is a new format that builds on the recent Deep Dives series, is scheduled for Thursday, May 7, 2026, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. Registration details and further information about the webcast are available in the Investor Relations section of the QIAGEN website (www.qiagen.com), under Events and Presentations (https://corporate.qiagen.com/English/investor-relations/events-and-presentations/), with a recording accessible after the event.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and molecular diagnostics (clinical healthcare). As of March 31, 2026, QIAGEN employed approximately 5,500 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN’s products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

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